

File No. 82-173



6 June 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

File No. 82-173



Information Release

6 June 2003

MIM SHAREHOLDERS APPROVE XSTRATA SCHEME OF ARRANGEMENT

MIM Holdings Limited (MIM) shareholders today approved a Scheme of Arrangement under which Xstrata plc (Xstrata) would acquire all of the shares in MIM for $1.72 cash per share.

The Scheme of Arrangement remains subject to satisfaction of certain conditions precedent and the exercise of the discretion of the Supreme Court of Queensland to approve the Scheme. The Court's approval is expected to be sought on 12 June, 2003.

If the Scheme is approved by the Court, Xstrata will acquire all of MIM's shares. Shareholders will receive $1.72 per MIM share which will be paid on the sixth business day following approval of the scheme by the Court.

The resolution approving the Scheme of Arrangement was duly passed by a majority of 89.1% of shares voted and 58.5% of the shareholders who voted.

Particulars of the voting were:

Proxies Lodged	Number of proxies	Number of votes
Votes for	22,216	1,250,177,837
Votes against	15,893	155,611,038
Abstentions	165	2,792,942
Proxy's discretion	887	5,812,857

Total votes cast	Number of shareholders	Number of votes
In favour	22,588	1,299,056,620
Against	15,971	158,176,225
Abstentions	165	2,792,942

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au



About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: +61 (0) 7 3833 8285
Mobile: +61 (0) 419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: +61 (0)7 3833 8295
Mobile: +61 (0) 419 781 380